Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

August 27, 2025

United States Securities and Exchange

Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Bednarowski Sandra Hunter Berkheimer

Re:	Mill City Ventures III, Ltd

Registration Statement on Form S-1

Submitted August 8, 2025

File No. 333-289438

Dear Mesdames Bednarowski and Hunter Berkheimer:

On behalf of our client, Mill City Ventures III, Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 18, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1. Contemporaneously, we are filing the Amendment No. 1 to the Registration Statement on Form S-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1 we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York     Chicago    Nashville    Washington, DC     San Francisco     Beijing     Hong Kong     www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission August 27, 2025 Page 2

Registration Statement on Form S-1

General

1.	Please expand your disclosure to describe your plan of operations for the next twelve months by describing when you intend to use the proceeds from the PIPE transaction to purchase SUI, other sources of capital for your acquisition of SUI, including disclosure related to the amount of SUI you intend to purchase with the proceeds from the PIPE transaction, if known, and, if not, the factors you will consider regarding the amount of proceeds you will use to purchase SUI so that investors understand your plans to increase your holdings of SUI and your plans to continue your short term lending business line. In addition, please revise to describe the plans that you have related to diversifying your product offerings, including a description of such product offerings, a timeline of the development of such products, the estimated costs of developing these products, the sources of capital and any challenges you may experience related to the development of these products. In this regard, we note your Strategic Advisor Agreement with Karatage related to the development of such products.

Response: The disclosure on pages 4 and 19 has been revised in response to the Staff’s comments.

2.	Please disclose whether you currently use or have plans to use SUI as collateral for loans. To the extent that you have collateralized your holdings of SUI, please disclose the percentage of SUI that is currently used as collateral. In addition, please disclose as to whether you stake or intend to stake SUI. To the extent that you do, please revise to provide a materially complete description of your staking policy and your staking program, including disclosure regarding the percentage of SUI you stake or intend to stake. Please revise to describe whether you intend to generate income with your SUI holdings, and, if so, please describe your policies and procedures related to doing so. In this regard, we note that you have signed an Asset Management Agreement with Galaxy Digital Capital Management LP to manage the first $750 million of your SUI and at least 50% of your SUI in excess of $750 million. We also note that SUI purchased pursuant to your Digital Asset Purchase and Sale Agreement with the Foundation Investor will be subject to transfer restrictions for a period of two years following the purchase. Please revise to disclose the percentage of your SUI holdings that are subject to the two year transfer restrictions and how these restrictions will impact your ability to use and monetize your SUI holdings, and add risk factor disclosure as appropriate.

Response: The disclosure on page 19 has been revised in response to the Staff’s comments.

United States Securities and Exchange Commission August 27, 2025 Page 3

3.	Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for SUI and when you monetize your SUI, and disclose whether you have policies or will establish policies governing the percentage of your treasury holdings that will be SUI. Also disclose the percentage of your treasury that is currently invested in SUI. In addition, please disclose whether you intend to hedge your SUI exposure, and, if so, please describe your hedging strategy.

Response: The disclosure on page 20 has been revised in response to the Staff’s comments.

4.	Please describe the anti-money laundering (AML), know-your-customer (KML) and other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations.

Response: The disclosure on page 12 has been revised in response to the Staff’s comments.

5.	Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.

Response: The disclosure on page 20 has been revised in response to the Staff’s comments.

6.	Please revise to identify the custodians that custody your SUI holdings, describe the material terms of your agreements with the custodians, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the SUI, whether any entity is responsible for verifying the existence of the SUI and the insurance coverage of your SUI holdings that the custodians provide. Also, revise your disclosure to address where your third-party custodians are chartered and how they are regulated, and include the agreements with your third-party custodians as exhibits to your registration statement.

Response: The disclosure on pages 19 and 21-22 has been revised in response to the Staff’s comments. The Custodial Services Agreement with BitGo is filed as Exhibit 10.22 to Amendment No. 1.

United States Securities and Exchange Commission August 27, 2025 Page 4

7.	Please revise to disclose whether you have any agreements with counterparties related to purchase and sales of SUI, and, if so, please identify the counterparties and disclose the material terms of your agreements with your counterparties.

Response: The disclosure on pages 4-5 and 21 has been revised in response to the Staff’s comments.

8.	Please add a section to your registration statement that includes a materially complete description of SUI and the SUI blockchain, including, for example, a description of the lifecycle of SUI, the use case of SUI, including its purpose, use and/or functions, the marketcap of SUI, the circulating supply of SUI, the maximum supply of SUI, a description of the vesting schedule of SUI, the average volume of SUI and the launch date of SUI and the SUI blockchain and the role of the Sui Foundation in the governance of SUI. In addition, please include risk factor disclosure addressing the characteristics of SUI related to liquidity, including how fiat currency may be exchanged for SUI and how SUI may be exchanged for fiat currency.

Response: The disclosure on pages 19-30 has been revised in response to the Staff’s comments.

Prospectus Summary, page 1

9.	We note your disclosure on page 1 that you have an official relationship with the Sui Foundation. Please revise to describe your relationship with the Sui Foundation and clarify what you mean by your disclosure on page 4 that your position as a public company "with an official Sui Foundation relationship proves us institutional-grade exposure to the SUI blockchain." In addition, please revise to describe the material terms of the Digital Asset Purchase and Sale Agreement with the Foundation Investor so that investors understand the amount of SUI you have agreed to purchase pursuant to the agreement.

Response: The disclosure on pages 1, 4, 27, 31, and 39 has been revised in response to the Staff’s comments.

Risk Factors, page 7

10.	Please add additional risk factors that further address potential impacts to the price of SUI such as competition from other crypto assets and the lack of adoption of SUI.

Response: The disclosure on pages 8-9 has been revised in response to the Staff’s comments.

United States Securities and Exchange Commission August 27, 2025 Page 5

Risks Related to This Offering and Ownership of Our Common Stock

Our financial results and the market price of our Common Stock may be affected by the prices of SUI, page 7

11.	Please expand this risk factor to provide quantitative information that demonstrates the volatility of SUI or provide a cross-reference to where you address the volatility of SUI. In addition, you state that SUI is relatively novel. Please revise to disclose the date that SUI was publicly launched.

Response: The disclosure on pages 7 and 9-10 has been revised in response to the Staff’s comments.

Our SUI holdings are less liquid than our existing cash and cash equivalents, page 9

12.	We note your disclosure regarding the "susceptibility to market abuse and manipulation," internal control failures at exchanges, risks related to custodians and trade execution partners, and risks related to the inability to enter into term loans or other capital raising transactions collateralized by your SUI. Please revise to expand your risk factors section to include separately captioned risk factors that address each of the risks listed in this risk factor. In addition, please address the risks of attacks due to the level of concentration of SUI ownership such as the possibility of a SUI owner obtaining control over the SUI network, the risks of hard forks, front-running and wash-trading, the risks related to the bankruptcy or insolvency of your custodian, the risk that your anti-money laundering (AML), know-your-customer (KML) and other due diligence procedures you conduct may fail to prevent transactions with a sanctioned entity and the impact if such a transaction occurs. For each of your risk factors, please use specific examples to demonstrate the risks described in each.

Response: The disclosure on pages 11-14 has been revised in response to the Staff’s comments.

Exhibits and Financial Statement Schedules, page 42

13.	We note that you marked Exhibit 10.6 as having portions omitted in compliance with Regulation S-K Item 601(b)(10)(ix). Please revise to include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

Response: Exhibit 10.6 has been refiled with the inclusion of the prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

United States Securities and Exchange Commission August 27, 2025 Page 6

Please call me at 212-407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane, Esq.
Alexandria Kane, Esq.
Partner

cc:	Douglas Polinsky, Chief Executive Officer of Mill City Ventures III, Ltd.